Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

September 8, 2016

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Master Trust (File No. 811-22705) (the “Registrant”)

Dear Ms. Miller:

This letter responds to a follow-up comment you provided in a telephonic conversation with me on Tuesday, August 16, 2016, in connection with the SEC Staff’s review, under the Sarbanes-Oxley Act of 2002, as amended, of certain of the Registrant’s filings and the prior related response letter filed on August 3, 2016. A summary of the comment and a response thereto on behalf of the Registrant are provided below.

Comment: The response to prior Comment 11 states that the liability balance on the Registrant’s Statements of Assets and Liabilities included in the Registrant’s June 30, 2015 annual report comprises two months of accrued advisory fees. The Staff notes that Note 3 to the Financial Statements states advisory fees are paid monthly. Please provide additional information regarding why the liability balance on the Statements of Assets and Liabilities comprises two months of accrued advisory fees if the advisory fee is payable monthly.

Response: The delay in payment of advisory fees was due to the prior processes used by the Advisor and Sub-Administrator in reconciling, validating and authorizing payments of certain fees and expenses of the Portfolios. After the reporting period for the annual report, the Advisor and Sub-Administrator identified this issue and increased the automation of these processes, which has resulted in the timely billing and payment of advisory fees for the current calendar year.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact Beau Yanoshik at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc: Josh Weinberg, Esq.
W. John McGuire, Esq.